

SECURI' ISSION

07002812

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SEC FILE NUMBER
8 - 40956

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

A.J. Pace & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, Suite 1813
(No. and Street)

New York	New York	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel (212) 509-7800
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Anthony Pace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.J. Pace & Co., Inc., as of December, 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

BARBARA A. LEDERMAN
Notary Public, State of New York
No. 4964395
Qualified in Westchester County
Commission Expires April 2, ~~19~~ 2010

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.J. PACE & CO., INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006



A.J. PACE & CO., INC.

CONTENTS

Independent Auditors' Report 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3-6

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
A.J. Pace & Co., Inc.

We have audited the accompanying statement of financial condition of A.J. Pace & Co., Inc. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of A.J. Pace & Co., Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 7, 2007

A.J. PACE & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Cash	$	6,242
Restricted cash		66,004
Receivable from clearing broker, includes clearing deposit of $150,000		360,459
Due from related party		16,411
Property and equipment, net		138,912
Other assets		70,123
	$	658,151
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	108,061
Accrued profit sharing plan contribution		8,064
Total liabilities		116,125
Stockholder's equity		
Common stock, no par value authorized 200 shares, issued and outstanding 100 shares		50,000
Additional paid-in capital		3,066,823
Accumulated deficit		(2,574,797)
Total stockholder's equity		542,026
	$	658,151

See accompanying notes to financial statements.

A.J. PACE & CO., INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

A.J. Pace & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations consist primarily of agency commission transactions. The Company has locations in New York and Florida.

2. Basis of presentation and summary of significant accounting policies

Commission Income

The Company records commission income on a trade-date basis. Clearing costs and other fees incurred in the execution of customer-directed trades are also recorded on a trade-date basis.

Securities Transactions

Securities transactions and related income and expenses are recorded on a trade-date basis.

Management Fee Income

The Company records quarterly management fee income from a related party at a percentage of capital under management subject to such management fees. The Company records fee income as earned.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the declining balance method over an estimated useful life of five to seven years for equipment and straight line over the life of the leases for leasehold improvements.

Income Taxes

The Company's stockholder has elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the stockholder is liable for the federal and state tax on corporate income and receives the benefit of corporate loss. The Company is treated as a "C" corporation for New York City income tax purposes.

The Company complies with SFAS No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for city income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. As of December 31, 2006, the Company had a deferred tax asset resulting from New York City net operating loss carryforwards which expire through 2012, of approximately $49,000, a increase of $15,000 from 2005. The Company has established a valuation allowance in the same amount.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and equipment

Details of property and equipment at December 31, 2006 are as follows:

Office equipment	$	170,052
Furniture and fixtures		132,430
Leasehold improvements		338,609
		641,091
Less accumulated depreciation and amortization		502,179
	$	138,912

4. Net capital requirements

The Company is a member of the National Association of Securities Dealers, Inc., and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was approximately $247,000, which was approximately $197,000 in excess of its minimum requirement of $50,000.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii), and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

6. Off-balance-sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

7. Concentration of credit risk

As of December 31, 2006 a substantial amount of the Company's assets are held at its clearing broker. These assets are reflected as a receivable on the statement of financial condition.

8. Profit sharing plan

The Company has a profit sharing plan which covers all employees that meet certain eligibility requirements. Contributions to the plan are made at the discretion of the Company's Board of Directors. Profit sharing plan contributions for the year ended December 31, 2006 were approximately $8,000.

9. Major customers and related party transactions

Included in commissions for the year ended December 31, 2006 is approximately $550,000 earned from two related party customers, of which approximately $470,000 is from a related party in which the Company's stockholder is the General Partner. In addition, included in other revenues for 2006 is approximately $65,000 of management fees earned from a related party, of which $16,411 is due at December 31, 2006.

Pursuant to a month-to-month agreement, the Company pays rent for office space to the Company's stockholder. Rent expense under this agreement for the year ended December 31, 2006 was $15,000.

10. Commitments and contingencies

The Company is obligated under three office leases which expire on various dates through July 2012. The leases provide for the Company to pay for property tax and operating expense increases over base period amounts. The Company has pledged a bank account as collateral for a $66,000 letter of credit that it has provided to a landlord, which is shown as restricted cash on the statement of financial condition.

Future aggregate minimum annual rent payments under these leases are approximately as follows:

Year Ending December 31,	
2007	224,000
2008	162,000
2009	142,000
2010	142,000
2011	142,000
Thereafter	71,000
	$ 883,000

10. Commitments and contingencies (continued)

Occupancy expense, net of rental income of approximately $128,000, for the year ended December 31, 2006 was approximately $181,000.

Pursuant to an agreement with its clearing broker, the Company is required to maintain net capital of at least $150,000.

During the ordinary course of business, the Company is a party to various legal matters, the outcome of which, in the opinion of management, will not have a material adverse effect on the financial position, results of operations or cash flows of the company.

END